

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Jack Lu
President and Chief Executive Officer
UTStarcom, Inc.
20F, Tower E1, The Towers
Oriental Plaza
No. 1 East Chang An Avenue
Dong Cheng District
Beijing, 100738
People's Republic of China

      Re: UTStarcom, Inc.
           Annual Report on Form 10-K for year ended December 31, 2009
           Filed March 15, 2010
           File No. 000-29661

Dear Mr. Lu:

      We have completed our review of your annual report on Form 10-K and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director